State of Delaware
Secretary of State
Division of Corporations
Delivered 02:14 PM 11/17/2015
FILED 02:14 PM 11/17/2015
SR 20150953697 - File Number 3944450

# CERTIFICATE OF AMENDMENT
# OF
# CERTIFICATE OF INCORPORATION
# OF
# INFINITY ENERGY RESOURCES, INC.

Infinity Energy Resources, Inc. (the "Corporation") was incorporated under and by virtue of the General Corporation Law of the State of Delaware on April 29, 2005.

The Corporation DOES HEREBY CERTIFY:

FIRST: The name of the Corporation is Infinity Energy Resources, Inc. This Certificate of Amendment amends the Certificate of Incorporation filed on April 29, 2005, and was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

SECOND: That Article 4 of the Certificate of Incorporation is hereby amended by deleting the existing paragraph (a) of Section 4.1 Common Stock and replacing it in its entirety with the following:

"(a) The total number of shares of common stock, par value $0.0001 per share, that the Company is authorized to issue is Seventy-Five Million (75,000,000). This Certificate of Amendment to the Certificate of Incorporation of the Company (the "Effective Time") shall become effective November 23, 2015, under which a one-for-ten reverse stock split of the Company's common stock shall become effective. As a result of such reverse stock split each ten shares of common stock, par value $0.0001 per share, issued and outstanding or held as treasury shares at the Effective Time (hereinafter called "Old Common Stock"), shall be reclassified and combined into one share of common stock, par value $0.0001 per share (hereinafter referred to as the "Common Stock"), automatically and without any action by the holder thereof, subject to the treatment of fractional shares, shall represent one share of Common Stock from and after the Effective Time. No fractional shares of Common Stock shall be issued as a result of such reclassification and combination. In lieu of any fractional shares to which any holder of Common Stock would otherwise be entitled, the number of shares to be received by such stockholder will be rounded up to the next whole number. Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of shares of Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified and combined.

The Company's authorized shares of Common Stock, each having a par value of $0.0001 per share, shall not be changed.

THIRD: This Certificate of Amendment to the Certificate of Incorporation has been duly adopted by the Board of Directors and stockholders of the Company in accordance with Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, Infinity Energy Resources, Inc. has caused this Certificate to be executed by the undersigned as of the 17th day of November, 2015.

Name: Stanton E. Ross
Its: Chairman and President